SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

A.C. MOORE ARTS & CRAFTS, INC.
(Name of Subject Company (issuer))

Nicole Crafts LLC
Sbar’s Acquisition Corporation
(Names of Filing Persons (offerors))
Common Stock, no par value
(Title of Class of Securities)
00086T103
(CUSIP Number of Class of Securities)
Adolph Piperno
Nicole Crafts LLC
14 Sbar Boulevard
Moorestown, New Jersey 08057
(856) 234-8220
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
M. Todd Wade
Robert D. Klingler
Bryan Cave LLP
1201 West Peachtree Street, NW
Fourteenth Floor
Atlanta, Georgia 30309
(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐      Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑      third-party tender offer subject to Rule 14d-1.
☐      issuer tender offer subject to Rule 13e-4.
☐      going-private transaction subject to Rule 13e-3.
☐      amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Sbar’s Acquisition Corporation (“Purchaser”), a wholly-owned subsidiary of Nicole Crafts LLC (“Parent”), for all of the outstanding common stock of A.C. Moore Arts & Crafts, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of October 3, 2011, by and among Parent, Purchaser and the Company.
     The Company’s Press Release filed herewith as Exhibit 99.1 is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release of A.C. Moore Arts & Crafts, Inc. dated October 4, 2011.